Exhibit 99.1

Burcon NutraScience to present at B. Riley’s 14th Investor Conference on May 20, 2013

Vancouver, British Columbia, May 9, 2013— Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR) an emerging leader in the multi-billion dollar growth industry for protein ingredients, has been invited to present at the B. Riley 14th Annual Investor Conference.

The conference will be held at Loews Santa Monica Beach Hotel in Southern California, May 20 - 22, 2013. Burcon’s management is scheduled to present on Monday, May 20, 2013 at 2:00 p.m. Pacific time in room Palisades C, with one-on-one meetings held throughout the day.

Burcon is the developer of CLARISOY soy protein, recognized as the industry’s first transparent and clean-tasting plant protein. CLARISOY is under exclusive license to Archer Daniels Midland Company (NYSE: ADM). CLARISOY offers the potential to reformulate numerous existing foods and beverages, and be the foundation for creating entirely unique products.

Burcon will discuss how it sees the commercialization of its revolutionary protein ingredients ramping up in 2013, and will also cover its continuing efforts to develop and monetize its growing intellectual property portfolio after receiving its third U.S. patent within the last two months. Burcon’s patent portfolio now consists of 231 patents and more than 400 active patent applications.

The nearly 200 public companies slated to present at the conference reflect B. Riley’s research focus on technology and consumer sectors. B. Riley Research continues to lead the charts of independent research rating agencies and its analysts have earned top rankings for multiple years in Institutional Investor Magazine's Annual Analyst Surveys, The Wall Street Journal's Best on the Street, Forbes Blue Chip Analyst Surveys, Zacks Profit from the Pros, and others.

Presenters include both covered and non-covered companies, “with an emphasis on quality names,” said Ian Corydon, B. Riley’s co-director of research. “We view this conference as a showcase of our proprietary research and for the discovery of emerging new ideas. We take great care in selecting companies that may provide interesting investment opportunities for our institutional investor clients.”

For more information about the conference or to schedule a one-on-one meeting with Burcon management please contact John MacLennan of Liolios Group at (416) 644-8688 or your B. Riley representative.

About B. Riley & Co.

B. Riley & Co. is a leading independent investment bank which provides a full array of corporate finance, research, sales, trading and OTCQX DAD services to corporate, institutional and high net worth individual clients. Investment banking services include initial, secondary and follow-on offerings, institutional private placements, and merger and acquisitions advisory to public and private middle market companies. Its Corporate Governance Advisory Services Group is engaged by both companies and investors to help maximize value for shareholders. The firm is recognized for its distinguished Equity Research. Founded in 1997, B. Riley is headquartered in Los Angeles and maintains offices in Newport Beach, San Francisco, Boston, and New York. It is a member of FINRA and SIPC. For more information, visit www.brileyco.com

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon has developed: CLARISOY™ soy protein now licensed to Archer Daniels Midland Company which offers clarity and high-quality protein nutrition for low pH beverage systems and exceptionally clean flavor at any pH; Peazazz™ a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein™ are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca

About CLARISOY Soy Protein

CLARISOY soy protein is the world’s first vegetable-based protein capable of offering both clarity and high-quality protein nutrition in low pH beverage systems. CLARISOY is under exclusive license to Archer Daniels Midland Company (ADM), which offers a range of products for both low and neutral pH applications, allowing food and beverage companies to easily include up to 10 grams of CLARISOY per 500mL serving.

ADM’s CLARISOY-based products include CLARISOY 100, a premier vegetable-based protein that offers both clarity and high-quality protein nutrition for beverages with a pH of less than four. Extremely heat stable, CLARISOY 100 requires no homogenization or stabilizers in low pH beverages. It is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages by the growing number of health and wellness oriented consumers. Applications include sport nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit-juice blends, lemonades, powdered beverage mixes and fortified waters.

CLARISOY 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems. The clean flavor and smooth mouth-feel makes CLARISOY 150 a formulator’s ideal protein ingredient.

More information about CLARISOY is available at www.clarisoy.com

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896
(888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca

Investor Relations Contact:
John MacLennan
Liolios Group, Inc.
Tel (416) 644-8688
john@liolios.com